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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Anchor Glass Container Corporation

Full Name of Registrant

Former Name if Applicable

One Anchor Plaza, 4343 Anchor Plaza Parkway

Address of Principal Executive Office (Street and Number)

Tampa, Florida 33634-7513

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On August 2, 2005, management of the Registrant concluded that $4.5 million of payments received from a customer during June 2003 had not been accounted for properly. The impact of the improper accounting, net of other adjustments, referred to below, is to overstate operating income and net income/loss for the June 2003 quarter by $4.2 million. However, because key factual issues remain unresolved, management has not yet been able to determine the correct accounting for the $4.5 million for periods subsequent to June 2003.

The Registrant’s management has also determined that the Registrant’s accounting for two other transactions with the same customer were recorded in error, resulting, on a preliminary basis, in an overstatement of net income/loss during 2001 and 2002 of approximately $2.0 million and $1.4 million, respectively, and an understatement of net income/loss during 2003 and 2004 of approximately $500,000 and $1.3 million, respectively.
As a result, the financial statements of the Registrant for the years 2001, 2002, 2003 and 2004 (as contained in the Registrant’s annual reports on Form 10-K for the years ended December 31, 2004 and 2003) and for each of the quarters therein should not be relied upon. Additionally, the interim financial statements for the periods ended March 31, 2005 and 2004, as contained in the quarterly report on Form 10-Q for the period ended March 31, 2005, should not be relied upon.
The filing of the Registrant’s Form 10-Q for the quarter ended June 30, 2005 will be delayed pending resolution of key factual issues and other matters.

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PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Burgess	(813)	884-0000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Notwithstanding the adjustments discussed above, the Registrant expects to report a loss in the second quarter of 2005, in excess of the loss reported in the first quarter of 2005, and as compared to net income in the second quarter of 2004, primarily as a result of lower sales volumes and increasing costs for energy, freight and raw materials and the Registrant’s inability to fully pass through the higher costs to its customers. The second quarter of 2004 also included a gain on the sale of non-operating properties, not recurring in the second quarter of 2005.

Anchor Glass Container Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ Mark S. Burgess
Mark S. Burgess Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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